BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920     Toll Free: 800 828-1488     Fax: (604) 870-9930

Item 2: Date of Material Change

March 1, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 1, 2013 and was disseminated through the wire services of Marketwire.

Item 4: Summary of Material Change

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to three new directors of the Company on an aggregate of 750,000 shares at a price of $0.14 per share. The options have a five-year term that will expire March 1, 2018.

Item 5: Full Description of Material Change

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to three new directors of the Company on an aggregate of 750,000 shares at a price of $0.14 per share. The options have a five-year term that will expire March 1, 2018.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 1st day of March, 2013.

“Sasan Sadeghpour”
Director, Chairman
and Interim CEO